

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Roy Kuan
Chief Executive Officer
Generation Asia I Acquisition Ltd
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Generation Asia I Acquisition Ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 8, 2021**
> **File No. 333-260431**

Dear Mr. Kuan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1, Filed November 8, 2021

Cover Page

1.   We note your response to our prior comment number 4. Please revise the cover page to provide a description of how cash is transferred through your organization and disclosure regarding the potential to distribute earnings or settle amounts owed under VIE agreements if you conduct your operations with a VIE.

Prospectus Summary, page 1

2.   We note your response to our prior comment number 3. Please revise to specifically state that government oversight or control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each summary risk factor subheading, including the subheading "Risks Related to Acquiring and Operating Business in China," please revise to provide a cross reference to the applicable subheading in the Risk Factors.

        You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jin Park, Esq.